UNISOURCE ENERGY CORPORATION
EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE


                                                        Three Months Ended
                                                             March 31,
                                                         2000         1999
                                                        ------      ------
                                                     - Thousands of Dollars -
                                                     (except per share data)

BASIC EARNINGS PER SHARE:

 Net Income (Loss)                                     $   242     $(5,528)

 Average Shares of Common Stock Outstanding             32,374      32,287
                                                      ---------    --------

Basic Earnings (Loss) Per Share                        $  0.01     $ (0.17)
                                                      =========    ========


DILUTED EARNINGS PER SHARE:

 Net Income (Loss)                                     $   242     $(5,528)

 Average Shares of Common Stock Outstanding             32,374      32,286
 Effect of Dilutive Securities:
  Warrants                                                   -           -
  Options and Stock Issuable under Employee
   Benefit Plans                                           383           -
                                                      ---------    --------
 Total Shares                                           32,757      32,286
                                                      ---------    --------

Diluted Earnings (Loss) Per Share                      $  0.01     $ (0.17)
                                                      =========    ========

     4.6 million of the 7.6 million warrants outstanding are exercisable into TEP common stock. However, the dilutive effect is the same as it would be if the warrants were exercisable into UniSource Energy Common Stock.